Filed pursuant to Rule 433

Registration No. 333-176302

This content is provided for informational purposes only. The contents are neither designed nor intended and should not be considered as, or relied upon as, investment, legal, tax or accounting advice or as a recommendation of any specific security or strategy. Investors should have a thorough understanding of the risks, as well as potential benefits, of the products and strategies referenced throughout this presentation and consult their financial advisor before deciding what, if any, course of action to take for their own particular situation.

For many years, Foreign Exchange (Forex), or currency trading, has been a valuable tool for hedge funds and institutions. Forex trading allows institutions to hedge their global exposures, and provides an opportunity for hedge funds to benefit from fluctuating currencies. According to the Bank of International Settlements, the average daily turnover in global foreign exchange is estimated to be $4 trillion1, making it the largest and most liquid market in the world. Despite this fact, it was not until the introduction of CurrencyShares® in 2006 that investors of all sizes and sophistication could easily access the Forex markets.

HISTORY LESSON

After World War I, world leaders attempted to revive the gold standard, but it collapsed after the Great Depression. Some argued that the adherence to the gold standard prevented the monetary authorities from expanding the money supply rapidly enough to revive the world’s economies. In 1944, the world’s leaders met in Bretton Woods, N.H., to create a new international monetary system. At the time, the U.S. accounted for more than half of the world’s GDP, and held the most gold; therefore, the leaders decided to tie their currencies to the U.S. dollar, which in turn was convertible into gold at $35 per ounce.

Under Bretton Woods, the various Central Banks were given the task of maintaining fixed exchange rates between their currencies and the dollar. They accomplished this by intervening in the foreign exchange market. If a currency was too high, the Central Bank would sell its currency in exchange for dollars. Conversely, if a currency was too low, the Central Bank would buy its own currency. The Bretton Woods system lasted until 1971.

In 1971, the U.S. had high inflation and a growing trade deficit. The U.S. urged Germany and Japan to appreciate their currencies, but they were reluctant to intervene since raising the value of their currencies would hurt their exports. Eventually, the U.S. abandoned the fixed value, and allowed its rates to “float” (i.e., fluctuate relative to other currencies). In 1973, world leaders agreed to allow exchange rates to float.

Today, there are a number of factors that drive currency values, a few include interest rates, inflation/deflation, international trade and commodity prices. There continues to be a lot of discussion about the Federal Reserve Board’s (Fed’s) Quantitative Easing Programs, where the Fed prints more money to ease the pressure on the banking system.

[1]	Source: Bank of International Settlements, April 2010.

The repercussions are far reaching, as the U.S. dollar falls relative to other currencies. As the U.S. prints more money, there is increasing pressure on other Central Banks to print more money to counteract the negative effects of a strong currency. Some have referred to this as a “Currency War.”

As the above data illustrate, currencies fluctuate a great deal. Currencies reflect the strengths and weakness of a particular economy, as well as the respective monetary policy. Central Banks may choose to intervene in order to stabilize their currencies or help balance their trade. Currencies represent a valuable investment option for an increasing number of investors.

While currencies are no longer tied directly to gold, in periods of market stress, investors seek the “safe haven” of gold as a means to hedge the erosion of their currency valuations. On April 18, 2011, S&P cut its outlook on U.S. debt to “negative” from “stable,” citing concerns about a budgetary impasse. The DJIA and S&P 500 fell dramatically (more than 1%), gold rose sharply and the U.S. dollar fell. According to an April 19, 2011 Wall Street Journal article entitled Dow Sinks 140 Points, Worst Fall In Month, “Gold has been a beneficiary of worries about the rising U.S. debt load and concerns about the value of the U.S. dollar.”

WHY USE CURRENCIES?

Many currencies have historically exhibited low correlation to traditional exposures such as equity and fixed income. They may serve as a complement to traditional exposure, and may help dampen a portfolio’s volatility. Currencies can be used in a number of different ways. They can be used to speculate on price movements, or to hedge exposure to a particular market. They can be used as a means of diversifying cash.

Historically, many currencies have served as a hedge to equities and fixed income, due to their low correlation. Over the past five years as of December 31, 2012, a basket of currencies, as represented by the US Dollar Index®, exhibited a -0.62 correlation to equities, and a -0.33 correlation to fixed income.

EXHIBIT 2: CORRELATION2 (1.1.2008–12.31.2012)

	US Dollar Index®	S&P 500® Index	Barclays Capital U.S. Aggregate Bond Index
US Dollar Index®	1.00
S&P 500® Index	-0.62	1.00
Barclays Capital U.S. Aggregate Bond Index	-0.33	0.11	1.00

SOURCE: FACTSET.

Past performance is no guarantee of future results.

Index returns do not reflect fees, expenses or transaction costs. You cannot invest directly in an index.

To illustrate the potential impact of adding currencies to a portfolio, we began with a 60/40 portfolio comprised of 60% U.S. stocks and 40% U.S. bonds. Because most investors have an international component in their portfolios, we show an international portfolio with 40% U.S. equity exposure, 15% international developed equities and 5% emerging markets equities (keeping the 40% U.S. bond allocation). In Exhibit 3, the lighter blue line (which depicts the international portfolio with currencies) shows how the addition of currencies to the portfolio can potentially impact a portfolio. The international portfolio with currencies includes 40% U.S. stocks, 10% international developed, 5% emerging market equities, 10% euro and 35% U.S. bonds.

[2]	Currency as measured by the US Dollar Index®, a diversified basket of major international currencies measured against the U.S. dollar.

Another popular strategy is often referred to as the “carry-trade.” In its simplest form, the carry-trade purchases a higher-yielding currency, and sells a lower-yielding currency. The investor would seek to profit from the interest rate differential between the two currencies, while accepting the risk that spot rates could move against him.

While the Forex market is very large and liquid, the average investor may lack a sufficient understanding of the futures markets to invest in the same manner as institutions and hedge funds. Until recently, currency trading was largely the domain of institutions and hedge funds due to the high costs, high minimums and the over-the-counter nature of the Forex market. Exchange traded products (ETPs) provide another means of gaining currency exposure. For the average investor, currency ETPs can be used for investment purposes, or merely as a way of hedging the impact of currency fluctuations over time.

For example, consider an investor who would like to buy a second home in Europe. It might take him several months or more to find something and then actually settle on the house. If he is concerned that during the period his purchasing power could become eroded by a weakening dollar, he could purchase exposure to the euro. When he reaches the settlement date on the house, he just sells his euro exposure and puts the proceeds toward the purchase.

A NOTE ABOUT RISK

Currency investing does have inherent risks. As with any investment, investors should consider the investment objectives, risks, charges and expenses of currency investments carefully before investing. Several factors may affect the price of foreign currency relative to the U.S. dollar, including: national debt levels and trade deficits; domestic and foreign inflation rates and investors’ expectations concerning inflation rates; domestic and foreign interest rates and investors’ expectations concerning interest rates; investment and trading activities of mutual funds, hedge funds and currency funds; and global or regional political, economic or financial events and situations. When the price of the currency declines, an investor could be adversely affected. Short selling involves increased risks and costs, including paying more for a security than it received from its sale and the risk of unlimited losses.

CURRENCYSHARES®

The leader in currency-based exchange traded products based on both assets and breadth of product, Currencyshares offers investors access to eight currencies in a cost-effective exchange traded structure. CurrencyShares are grantor trusts that hold actual foreign currency deposits in a segregated account, rather than using futures contracts or other proxies that may lead to imprecise tracking of the underlying currency. Interest earned, if any, accrues daily. After trust expenses are paid, remaining interest is distributed to shareholders monthly3. If the trust’s expenses exceed interest earned, the trustee will withdraw currency held by the trust to pay the excess, thereby reducing the number of currency per share. Tickers for these products are as follows: CurrencyShares® Australian Dollar Trust (FXA), Currencyshares® British Pound Sterling Trust (FXB), CurrencyShares® Canadian Dollar Trust (FXC), CurrencyShares® Chinese Renminbi Trust (FXCH), CurrencyShares® Euro Trust (FXE), CurrencyShares® Japanese Yen Trust (FXY), CurrencyShares® Singapore Dollar Trust (FXSG) CurrencyShares® Swedish Krona Trust (FXS) and CurrencyShares® Swiss Franc Trust (FXF).

[3]	Such interest is not expected to form a significant part of the shareholders’ investment return.

The CurrencyShares ETPs provide a cost-effective means of investing in foreign currencies. The following are some additional key benefits:

•	ACCESSIBILITY – Investors can access the currency markets through a traditional brokerage account. Shares are bought and sold on the NYSE Arca just like other exchange listed securities.

•	TRANSPARENCY – CurrencyShares are grantor trusts, and they hold actual foreign currency deposits as their sole asset as opposed to money market debt instruments or derivatives contracts.

•	DIRECT CURRENCY ACCESS – The foreign currencies are deposited in segregated depository accounts at J.P. Morgan (London).

•	EXCHANGE TRADED – CurrencyShares are bought and sold on the NYSE Arca, providing an efficient means of incorporating tactical strategies or hedging exposures. CurrencyShares are eligible for margin.

•	LIQUIDITY – CurrencyShares are liquid. They can be purchased in the secondary market. Shares of each Trust can be created or redeemed in baskets of 50,000 units by Authorized Participants.

•	CHOICE – With eight different products covering the world’s major currencies, investors can easily customize their trades to meet their investment objectives.

•	DIRECT CURRENCY HOLDINGS – The assets of each Trust back the shares. The Trust does not hold or employ derivatives.

ABOUT GUGGENHEIM INVESTMENTS ETFs

Guggenheim Investments offers investors a broad range of ETFs—domestic and international equity, fixed-income and currency— to provide the core building blocks for portfolios, access to hard-to-reach market segments, as well as targeted investment choices as the eighth-largest U.S. ETF provider with $12 4 billion in assets4, Guggenheim Investments seeks to be a go-to source for strong, actionable ideas to the marketplace With a history of purposeful innovation, including many industry “firsts”, Guggenheim Investments delivers what we believe are distinct and relevant strategies for institutional investors, private wealth advisors and the clients they serve. our clients value our commitment to the intelligent pursuit of wealth and our traditions of independence, thought leadership and nimbleness For more information, visit guggenheiminvestments com or currencyshares.com.

[4]	Sources: Blackrock and guggenheim Investments analysis. As of 12.31.2012.

GUGGENHEIM INVESTMENTS

For more information about CurrencyShares®, call us at 800.820.0888 or visit us online at currencyshares.com.

CurrencyShares® are subject to a number of risks and may not be suitable for all investors. Investors should consider the investment objectives, risks, charges and expenses of these products carefully before investing. Please read the applicable prospectus, including the Risk Factors section, carefully before you invest. Shares can be bought and sold through a broker and the selling shareholder may have to pay brokerage commissions in connection with the sale. Investment returns and principal value will fluctuate so that when shares are redeemed, they may be worth more or less than original cost. Shares may only be redeemed directly from the trust by authorized participants via baskets (as defined in the prospectus). There can be no assurance that an active trading market for the shares will develop or be maintained. The value of the shares of each CurrencyShares® Trust relates directly to the value of the foreign currency held by the particular Trust. This creates a concentration risk associated with fluctuations in the price of the applicable foreign currency. Accordingly, a decline in the price of that currency will have an adverse effect on the value of the shares of the particular CurrencyShares® Trust. Factors that may have the effect of causing a decline in the price of a foreign currency include national debt levels and trade deficits, domestic and foreign inflation rates, domestic and foreign interest rates, investment and trading activities of institutions and global or regional political, economic or financial events and situations.

The U.S. Dollar Index is a geometrically weighted measure of the value of the United States dollar relative to a basket of foreign currencies. The S&P 500® Index is a broad-based index, the performance of which is based on the performance of 500 widely-held common stocks chosen for market size, liquidity and industry group representation. The Barclays Capital U.S. Aggregate Bond Index represents securities that are SEC-registered, taxable, and dollar denominated. The index covers the U.S. investment grade fixed rate bond market, with index components for government and corporate securities, mortgage pass-through securities, and asset-backed securities.

The MSCI EAFE Index is a capitalization weighted index that monitors the performance of stocks from europe, Australasia, and the Far East. The MSCI Emerging Markets Index is a free float-adjusted market capitalization index that is designed to measure equity market performance in the global emerging markets. The referenced indices are unmanaged and not available for direct investment. Index performance does not reflect transaction costs, fees or expenses.

The CurrencyShares® Trusts are not investment companies registered under the Investment Company Act of 1940 or a commodity pools for purposes of the Commodity Exchange Act.

Each of the CurrencyShares® Australian Dollar Trust, CurrencyShares® British Pound Sterling Trust, CurrencyShares® Canadian Dollar Trust, CurrencyShares® Chinese Renminbi Trust, CurrencyShares® Euro Trust, CurrencyShares® Japanese Yen Trust, CurrencyShares® Swiss Franc Trust, CurrencyShares® Singapore Dollar Trust and CurrencyShares® Swedish Krona Trust (each a

“Trust” and collectively, the “Trusts”) has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication relates.

Before you invest in the shares of a Trust, you should read the prospectus in the registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and its offering. For the remaining Currencyshares® Trusts, you may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Trusts and any offering participant will arrange to send you any Trust prospectus if you request it by calling toll-free 800.820.0888. The prospectus for each Trust is also available by accessing the issuer’s web site at currencyshares.com.

This information does not constitute tax advice. Please consult your tax advisor and/or state and local tax offices for more complete information.

The CurrencyShares Trusts are distributed by Guggenheim Distributors, LLC. Guggenheim Investments represents the investment management businesses of Guggenheim partners, LLC (“GP”), which includes Security Investors, LLC (“SI”). Guggenheim Specialized products, LLC (“GSP”), the Sponsor for the CurrencyShares Trusts, is a wholly owned subsidiary of SI. Guggenheim Distributors, LLC, is affiliated with GP, SI and GSP.

ETFCAC-0212X1213 #7636

NOT FDIC INSURED • NOT BANK GUARANTEED • MAY LOSE VALUE